Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES ELECTION OF DIRECTORS

Vancouver, British Columbia – May 8, 2014 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that all the nominees listed in the information circular dated March 26, 2014 were elected as directors of Norsat at its annual general meeting of shareholders on May 7, 2014. The detailed results of the vote are set out below:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	16,400,535	99.09	151,243	0.91
Joseph Caprio	16,396,035	99.06	155,743	0.94
Amiee Chan	16,122,793	97.41	428,985	2.59
James Topham	16,361,295	98.85	190,483	1.15
Shannon Susko	16,362,945	98.86	188,833	1.14

Reelected to the Board were Messrs. Doninelli, Caprio and Topham and Dr. Chan. Ms. Susko was newly elected.

Ms. Susko has been working with CEOs, Boards, executive teams, and individuals for over 10 years. She is the former President of DST Subserveo and former Co-founder, President and Chief Executive Officer of Subserveo Inc. Her technical expertise is coupled with extensive sales, marketing, operations, and mergers and acquisitions experience. Ms. Susko has and continues to serve on several for-profit and not-for-profit boards at a regional, national and international levels. Ms. Susko was Vancouver’s ACG and BIV 2011 Dealmaker of the Year, and Canada’s Top 40 under 40 recipient for the year 2000. Ms. Susko holds a Bachelor of Commerce and Bachelor of Science degree from Saint Mary’s University and a Masters of Computer Science from the Technical University of Nova Scotia. She has also recently received the ICD.D designation from the Institute of Corporate Directors.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com